UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

BioSpecifics Technologies Corp.

(Name of Subject Company)

BioSpecifics Technologies Corp.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

090931106

(CUSIP Number of Class of Securities)

2 Righter Parkway

Delaware Corporate Center II

Wilmington, DE 19803

(302) 842-8450

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Carl A. Valenstein

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02210

(617) 341-7501

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by BioSpecifics Technologies Corp., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 2, 2020, as amended and supplemented by Amendment No. 1 filed with the SEC on November 6, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by Beta Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Endo International plc, a public limited company incorporated under the laws of Ireland (“Endo”), to purchase all of the Company’s outstanding shares of common stock, par value $0.001 per share (the “Shares” and each, a “Share”). Purchaser is offering, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitute the “Offer”), to purchase all outstanding Shares at a price per Share of $88.50, net to the holder in cash, without interest, and subject to any applicable withholding taxes. Purchaser filed a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) with the SEC on November 2, 2020. The Offer is being made in connection with the Agreement and Plan of Merger, dated as of October 19, 2020, by and among the Company, Endo and Purchaser, pursuant to which, as soon as practicable following the completion of the Offer and the satisfaction or waiver of certain conditions (but in any event no later than two business days thereafter), Purchaser will merge with and into the Company in accordance with Section 251(h) of the Delaware General Corporation Law, and the Company will be the surviving corporation and become a wholly owned subsidiary of Endo, without a vote of the Company’s stockholders (such merger, the “Merger”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as set forth below.

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Item 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second and third paragraphs under the heading titled “Antitrust Compliance” on page 37 with the following paragraphs:

“The purchase of Shares in the Offer is subject to the provisions of the HSR Act and therefore cannot be completed until the Company and Endo each file a HSR notification with the FTC and the Antitrust Division and the applicable waiting period has expired or been terminated. The Company and Endo made the necessary filings with the FTC and the Antitrust Division on November 2, 2020. The waiting period under the HSR Act for the purchase of Shares in the Offer expired in the ordinary course at 11:59 p.m., New York time, on November 17, 2020. Accordingly, the Antitrust Condition (as defined, and described more fully, in the Offer to Purchase under Section 15 “— Conditions to the Offer”) has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has expired, at any time before or after consummation of the Offer and the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Endo, the Company or any of their respective subsidiaries or affiliates. At any time before or after the completion of the Offer and the Merger, and notwithstanding the expiration of the waiting period under the HSR Act, any state may also bring legal action under federal and state antitrust laws and consumer protection laws as it deems necessary. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if such a challenge is made, the result thereof.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs as the second and third paragraphs under the heading “Legal Proceedings” on page 37:

“On November 7, 2020, a purported stockholder of the Company filed a complaint in the United States District Court of the Eastern District of New York against the Company and its directors, captioned Michael Azzopardi v. BioSpecifics Technologies Corp., et al., Case No. 1:20-cv-05417-UNA. The complaint is against the same defendants as Shiva Stein v. BioSpecifics Technologies Corp., et al. filed on November 2, 2020. The complaint alleges that the Schedule 14D-9 (as filed with the SEC by the Company on November 2, 2020) is materially incomplete and contains misleading representations and information in violation of Sections 14(e), 14(d) and 20(a) of the Exchange Act. The complaint seeks, among other things, (a) injunctive relief preventing the defendants from proceeding with, consummating or closing the transactions contemplated by the Merger Agreement, unless and until the defendants disclose certain allegedly material information to the Company’s stockholders; (b) rescission, to the extent already implemented, of the Merger Agreement or any of the terms thereof, or rescissory damages; (c) declaration of the defendants’ violation of Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act and Rule 14d-9; and (d) an award of costs and disbursements of the complaint, including reasonable attorneys’ fees and expert fees and expenses.

On November 17, 2020, a purported stockholder of the Company filed a complaint in the United States District Court for the District of Delaware against the Company, the Company’s directors, Endo, and Purchaser captioned Alex Ciccotelli v. BioSpecifics Technologies Corp., et al., Case No. 1:20-cv-01545-UNA. The complaint is against the Company, the Company’s directors, Endo, and Purchaser. The complaint alleges that the Schedule 14D-9 (as filed with the SEC by the Company on November 2, 2020) is materially incomplete and contains misleading representations and information in violation of Sections 14(e), 14(d) and 20(a) of the Exchange Act. The complaint seeks, among other things, (a) injunctive relief preventing the defendants from proceeding with, consummating or closing the transactions contemplated by the Merger Agreement; (b) rescission, to the extent already implemented, of the Merger Agreement or any of the terms thereof, or rescissory damages; (c) directing the individual defendants to file a solicitation statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; (d) declaration of the defendants’ violation of Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14d-9; and (e) an award of costs and disbursements of the complaint, including reasonable attorneys’ fees and expert fees.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSPECIFICS TECHNOLOGIES CORP.

Dated: November 18, 2020	By:	/s/ Joseph Truitt
	Name:	Joseph Truitt
	Title:	Chief Executive Officer